Exhibit 19.1

SBA COMMUNICATIONS CORPORATION

INSIDER TRADING COMPLIANCE POLICY

This Insider Trading Compliance Policy (this “Policy”) consists of six sections:

o	Section I sets forth the Company’s policies prohibiting insider trading;
o	Section II explains insider trading;
o	Section III explains the Company’s procedures for preventing insider trading;
o	Section IV sets insider reporting requirements;
o	Section V describes prohibited and restricted transactions; and
o	Section VI describes other matters relevant to this Policy.

Preventing insider trading is necessary to comply with securities laws and to preserve the reputation and integrity of SBA Communications Corporation and its subsidiaries (collectively, the "Company"). "Insider Trading" occurs when any person purchases or sells a security while in possession of inside information relating to the security. Insider trading is a crime and the penalties may include imprisonment, disgorgement of profits, civil fines of up to three times the profit gained or loss avoided, and criminal fines for both individuals and the Company.  Insider trading is also prohibited by this Policy, and persons violating this Policy will be subject to immediate dismissal from the Company.

This Policy applies to all officers, directors, and employees of the Company and extends to all activities within and outside an individual's duties at the Company.  The Company requires the full cooperation of all officers, directors, and employees and, in particular, management and supervisory personnel, in the implementation and enforcement of this Policy.  In addition, each officer, director, and "designated employee" (any person who is designated as such by the Compliance Officer based upon their regular access to sensitive, non‑public, material information)  is subject to additional limitations on trading and additional reporting obligations as further described in this Policy. Each officer, director, and employee must review this Policy in its entirety.  Questions regarding this Policy should be directed to the Compliance Officer of the Company (the "Compliance Officer") at (561) 226-3574 or compliance@sbasite.com.

I.	STATEMENT OF POLICIES PROHIBITING INSIDER TRADING

No officer, director, or employee shall purchase or sell any type of security of the Company while in possession of material non‑public information relating to the Company or its securities. Similarly, no officer, director, or employee shall purchase or sell any type of security of another company while in possession of material non-public information relating to that company or its securities or that could affect the share price of that company when the information is obtained in the course of employment with, or the performance of services on behalf of, the Company.

In furtherance of this policy, the Company has adopted blackout windows which limit when certain persons can buy or sell securities of the Company.  As discussed in more detail in Section III below, the Company has adopted the following restrictions:

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Quarterly Blackout Periods – Subject to certain limitations, no officer, director or designated employee shall purchase or sell any security of the Company during the blackout period beginning ten days before the end of any fiscal quarter, or such longer period as the Compliance Officer may designate, and ending two business days after the public release of earnings data for such fiscal quarter (the "Blackout Period").

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Event-Specific Trading Restriction Periods - From time to time, an event may occur that is material to the Company and is known by a limited number of directors,  officers or employees. So long as the event remains material and non-public, such directors, officers and Designated Insiders (as defined herein) will be restricted from trading in the Company's securities, whether or not a Blackout Period is in effect.

•	Grant of Certain Awards - Additionally, the Company shall not grant awards of stock options or stock appreciation rights in proximity to the release of material non-public information.

Maintaining the confidentiality of Company information is an integral component of this Policy and protects the interests of the Company and its shareholders.  Consequently, material non‑public information should not be communicated to anyone outside the Company, except as permitted pursuant to a valid confidentiality agreement or as otherwise required by law, or to anyone within the Company other than on a need‑to‑know basis.    In addition,  no officer, director or employee shall directly or indirectly tip material non‑public information to anyone while in possession of such information.  Section III of this Policy provides additional procedures that the Company has established to preserve the confidentiality of the Company’s information.

II.	EXPLANATION OF INSIDER TRADING

As noted above, "insider trading" refers to the purchase or sale of a security while in possession of "material" "non‑public" information relating to the security.  "Securities" includes stocks, bonds, notes, debentures, options, warrants, convertible securities, derivative instruments, and other similar instruments. "Purchase" and "sale" are defined broadly under the federal securities law.  "Purchase" includes not only the actual purchase of a security, but any contract or instruction to purchase or otherwise acquire a security. "Sale" includes not only the actual sale of a security, but any contract or instruction to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash‑for‑stock transactions, conversions, a sale of a security upon a cashless exercise and acquisitions and exercises of warrants or puts, calls or other options related to a security.  It is generally understood that insider trading includes the following:

Trading by insiders while in possession of material non‑public information;

Trading by persons other than insiders while in possession of material non‑public information where the information either was given in breach of an insider's fiduciary duty to keep it confidential or was misappropriated; and

Communicating or tipping material non‑public information to others, including recommending the purchase or sale of a security while in possession of such information.

A GOOD GENERAL RULE OF THUMB: WHEN IN DOUBT, DO NOT TRADE.

A.	What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered "material" if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company's business or to any type of security.

B.	What is Non‑Public?

Information is "non‑public" if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International.  The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information.  Generally, you should allow approximately 48 hours following publication before such information is deemed to be public.

C.	Who is an Insider?

"Insiders" include officers, directors, and employees of a company and anyone else who has material inside information about a company.  Insiders have independent fiduciary duties to their company and its stockholders not to trade on material non‑public information relating to the company's securities.  All officers, directors, and employees of the Company should consider themselves insiders with respect to material non‑public information about the Company’s business, activities, and securities.

D.	Trading by Insiders

Officers, directors, and all employees may not trade the Company's securities while in possession of material non‑public information relating to the Company nor tip (or communicate except on a need‑to‑know basis) such information to others.  This applies even if you are not a "designated employee."

It should be noted that trading by members of an officer's, director's or employee's household can be the responsibility of such officer, director or employee under certain circumstances and could give rise to legal and Company‑imposed sanctions.

E.	Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material non‑public information to a third party ("tippee"), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non‑public information tipped to them or individuals who trade on material non‑public information which has been misappropriated.

Tippees inherit an insider's duties and are liable for trading on material non public information illegally tipped to them by an insider.  Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.  In other words, a tippee's liability for insider trading is no different from that of an insider.  Tippees can obtain material non‑public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

F.	Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material non‑public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers.  Employers and other controlling persons who are not directly engaged in insider trading are at risk.  The term "controlling persons" includes a person who might be in a supervisory position over an individual violator.  Controlling persons may also face substantial civil penalties if they recklessly fail to take preventative steps to control insider trading.  The Securities and Exchange Commission ("SEC") can pursue more than one controlling person for failing to prevent a single violation and may seek to obtain a judgment against each controlling person as well as the individual violator for the full penalty.  The SEC and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority.  Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

•	SEC and other industry self-regulatory organizations’ sanctions;
•	Civil penalties;
•	Disgorgement of all profits;
•	Criminal fines; and
•	Jail sentences of up to 20 years.

In addition, insider trading is proper grounds for serious sanctions by the Company, including termination of employment.  Insider trading violations are not limited to violations of the federal securities laws.  Other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

III.	STATEMENT OF PROCEDURES PREVENTING INSIDER TRADING

The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading. Every officer, director, and employee is required to follow these procedures.

A.	Procedures to Maintain the Confidentiality of Company Information
(1)	Access to Information

Access to material non-public information about the Company should be limited to officers, directors, and employees of the Company on a need-to-know basis.  In addition, such information should not be communicated to anyone outside the Company under any circumstances.

In communicating material non‑public information to employees of the Company, all officers, directors, and employees must take care to emphasize the need for confidential treatment of such information and adherence to the Company's policies with regard to confidential information.

All officers, directors, and employees should take all steps and precautions necessary to restrict access to, and secure, material non‑public information by, among other things:

•	Maintaining the confidentiality of Company related transactions;
•	Conducting their business and social activities so as not to risk inadvertent disclosure of confidential information (e.g., review of confidential documents should not be done in public places);
•	Restricting access to documents and files (including computer files) containing material non-public information to individuals on a need-to-know basis;
•	Promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings; and
•	Disposing of all confidential documents and other papers, after there is no longer any business or other legally required need, through shredders when appropriate.

(2)	Inquiries From Third Parties

Inquiries from third parties, such as industry analysts or members of the media, about the Company should be the Company’s Head of Investor Relations.  If the person making the inquiry persists, the officer, director or employee being contacted should state that he or she is not at liberty to discuss Company information outside the Company.  Anyone receiving such an inquiry should contact the Company’s Head of Investor Relations immediately and inform the Company’s Head of Investor Relations of the name of the person making the inquiry and the nature of the inquiry.

B.	Procedures to Prevent Insider Trading
(1)	Identifying Material Non‑public Information

Prior to directly or indirectly trading any security of the Company, every officer, director, and designated employee is required to contact the Compliance Officer (as part of the pre-clearance procedure discussed below) and make an initial determination whether the Company and/or such officer, director or designated employee is in possession of material non-public information relating to such security.  In making such assessment, the explanations of "material" and "non‑public" information set forth above should be of assistance.  If after consulting with the Compliance Officer it is determined that the Company and/or such officer, director or designated employee is in possession of material non‑public information, there may be no trading in such security.

(2)	Blackout Periods

Quarterly Blackout Periods - None of the Company’s officers, directors or designated employees may trade in any securities of the Company during a Blackout Period except for (i) the exercise of options or the vesting of restricted stock units (“RSUs”) that do not involve the sale of Company securities (such as net settled exercise or vesting of stock options or RSUs, as compared to the cashless exercise which involves the sale of Company securities to pay the exercise price of the option or the taxes associated with the transaction and therefore would not qualify under this exception), and (ii) transactions pursuant to a  Rule 10b5-1 trading plan. SBA’s SEC Rule 10b5-1 Trading Plan Guidelines are attached hereto as Exhibit A.

Quarterly blackout periods begin ten days before the end of each fiscal quarter, or such longer period as the Compliance Officer may designate, and end after the close of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving the Company’s securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, individuals are more likely to possess or have access to material non-public information relevant to the expected financial results for the quarter.

Event-Specific Trading Restriction Periods - From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, or employees. So long as the event remains material and non-public, directors, officers, and any other persons designated by the Compliance Officer as being subject to the event-specific trading restrictions ("Designated Insiders") may not trade in the Company's securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, the Designated Insiders should refrain from trading in the Company’s securities even sooner than the typical Blackout Period. In that case, the Compliance Officer may notify the Designated Insiders that they should not trade in the Company’s securities, and the Compliance Officer need not disclose the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period for Designated Insiders will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material non-public information. Exceptions cannot be granted during an event-specific trading restriction period.

(3)	Pre-Clearance of All Trades by All Officers, Directors and Designated Employees

Prior to conducting any transactions in Company securities (including without limitation, acquisitions and dispositions of Company Common Stock, dispositions to cover the exercise price or tax liability in connection with the exercise of stock options or vesting of RSUs, dispositions of Company stock by a bona fide gift and the sale of Company Common Stock issued upon exercise of stock options), an officer, director, or designated employee must request and obtain in writing, pre-clearance of such transaction from the Compliance Officer. In the case of the Compliance Officer, the Compliance Officer must request and obtain in writing, pre-clearance from the General Counsel of the Company, or if at the time the General Counsel is the Compliance Officer, from the Chief Financial Officer.

Insiders may sell (or purchase) Company securities under certain pre-planned trading programs (i.e., SEC Rule 10b5-1 Trading Plans) that (i) are entered into at a time when not in possession of material non-public  information concerning the Company, (ii) comply with SEC Rule 10b5-1, or any successor rule, (iii) meet the requirements of SBA’s SEC Rule 10b5-1 Trading Plan Guidelines (attached hereto as Exhibit A), and (iv) have been approved in advance, in writing from the Compliance Officer. Any person who wishes to enter into a SEC Rule 10b5- 1 Trading Plan must contact the Compliance Officer.

IV.	INSIDER REPORTING REQUIREMENTS
A.	Obligations Under Section 16(a)‑SEC Form 3

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) generally requires all officers, directors, and 10% stockholders ("insiders") to file with the SEC an "Initial Statement of Beneficial Ownership of Securities" on SEC Form 3, within 10 days after the insider becomes an officer, director, or 10% stockholder.  The Form 3 requires that the insider list the amount of the Company's Class A Common Stock ("Company Common Stock") which the insider beneficially owns and the amount of derivative securities (as the term is defined in Rule 16a-1), including stock options, RSUs, warrants, convertible notes, and any other securities with an exercise or conversion privilege at a price related to Company Common Stock or with a value derived from the value of Company Common Stock, which the insider beneficially owns.  Not all of the Company's officers meet the Section 16 definition of officer.  If you are not sure whether or not you are an officer as defined under Section 16, you need to ask the Compliance Officer.

B.	Obligations Under Section 16(a)‑SEC Form 4

Following the initial filing on SEC Form 3, every change in the beneficial ownership of Company Common Stock, including the award, exercise, or settlement of stock options, RSUs, and other derivative securities, must be reported to the SEC on a Form 4 report.  Under the Sarbanes-Oxley Act, these Form 4 reports must be filed within 2 business days after the date of sale or purchase.  Bona fide gifts of equity securities may no longer be reported on Form 5. All gifts must be reported on Form 4 and filed before the end of the second business day following the date of the gift.  Form 4 reports must be filed even if, as a result of balancing transactions, there has been no net change in holdings.  For purposes of determining the date that the purchase or sale on the open market occurred, the trade date rather than the settlement date is ordinarily determinative.

All transactions by either the insider or any immediate family member of the insider in Company Common Stock, any exercise of options, or any other transaction that would have the effect of changing the insider's beneficial ownership must be "pre-cleared" in writing with the Compliance Officer, which will enable us to quickly facilitate the preparation of the Form 4 report.  This requirement for written "pre-clearance" applies to gifts and transfers to, from or between trusts, family limited partnerships, or between family members.  In addition, immediately upon completion of such transaction, you must immediately advise the Compliance Officer of the terms of the transaction.  Based upon your information, we will prepare a Form 4 report and transmit it to you for your approval.

Due to the reduced time frame for Form 4 filings, each insider is requested to execute a power of attorney, which will permit the Company or its legal counsel to file on your behalf the appropriate Form 4 report.  The Company will send you a draft of the Form 4 and request your approval of the Form 4 on a timely basis in order to allow the Form 4 to be filed on time.  Note, however, that the Company's possession of and ability to use such power of attorney, or the Company's preparation of a Form 4 report for you, does not relieve you of your primary liability to file the Form 4.

C.	Obligations Under Section 16(a)‑SEC Form 5

Filings by insiders that were not filed with the SEC on a timely basis must be reported on Form 5. In addition, the proxy statement must reflect that there was a late filing. The SEC has been granted broad authority to seek “any equitable relief that may be appropriate or necessary for the benefit of investors” for violations of any provisions of the securities laws.

D.	Short Swing Profits Under Section 16(b)

For the purpose of preventing the unfair use of information which may have been obtained by an insider, any profits realized by an insider from any "purchase" and "sale" of Company Common Stock or a derivative security during a six‑month period, so called "short‑swing profits," may be recovered by the Company.  When such a purchase and sale occurs, good faith is no defense.  The insider is liable even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any inside information.

The liability of an insider under Section 16(b) of the 1934 Act is only to the Company itself. The Company, however, cannot waive its right to short swing profits, and any Company shareholder can bring suit in the name of the Company.  Reports of ownership filed with the SEC on Form 3, Form 4, or Form 5 pursuant to Section 16(a) (discussed above) are readily available to the public and certain attorneys carefully monitor these reports for potential Section 16(b) violations.  No suit may be brought more than two years after the date the profit was realized.  However, if the insider fails to file a report of the transaction under Section 16(a), as required, the two‑year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed.  Failure to report transactions and late filing of reports require separate disclosure in the Company's proxy statements.

V.	PROHIBITED AND RESTRICTED TRANSACTIONS

Short Sales. Section 16(c) of the 1934 Act prohibits insiders absolutely from making short sales of Company Common Stock, i.e., sales of shares which the insider does not own at the time of sale, or sales of stock against which the insider does not deliver the shares within 20 days after the sale, either directly or indirectly.  Under certain circumstances, the purchase or sale of put or call options, or the writing of such options, can result in a violation of Section 16(c).  Insiders violating Section 16(c) face criminal liability.  By operation of this Policy, the Company hereby prohibits any officer, director or employee from making a short sale of Company Common Stock which would be prohibited by Section 16(c) if such employee were an insider.  Sales "against the box" are also prohibited.  A sale "against the box" is a sale of securities which are owned but are not delivered after the sale.  A sale "against the box" has the same effect as a short sale. The Compliance Officer should be consulted if you have any questions regarding reporting obligations, short-swing profits, or short sales under Section 16.

Aggressive or Speculative Trading and Hedging Transactions. Officers, directors, and employees and their respective family members (including spouses, minor children, or any other family members living in the same household), should not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety. Such activities would include the purchase of put or call options or the writing of such options. In addition, officers, directors, and employees and their respective family members are prohibited from entering into any hedging or monetization transaction which is designed to or has the effect of hedging any decrease in the market value or locking in the value of his or her holdings of Company Common Stock, including, without limitation, prepaid variable forward contracts, equity swaps, collars, and exchange funds.  In essence, these transactions allow a shareholder to continue to own the covered securities, but without the full risks and rewards of ownership.  For example, certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. Thus, hedging generally works to prevent losses by requiring the individual to adopt a “short” position or by eliminating his or her ability to profit from an increase in the value of the covered securities.  When this occurs, the individual may no longer have a strong incentive to see the value of the Company Common Stock increase, which can send a negative message to the market.  Further, hedging and monetization transactions tend to be complex, which may trigger suspicion.  For these reasons, the Company prohibits officers, directors, and employees and their respective family members from engaging in any such hedging or monetization transaction involving any Company Common Stock held directly or indirectly, including any Company Common Stock received in settlement of securities granted to such individuals as part of their compensation.

Margin Account and Pledges. Securities held in a margin account may be sold by a broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company Common Stock or derivative securities, insiders should take special precautions when placing Company Common Stock or derivative securities in a margin account or when pledging Company Common Stock or derivative securities as collateral for a loan.  Any such arrangement must be structured to ensure that the executive and any documentation regarding the arrangement are in compliance with applicable securities laws.  Additionally, no executive officer or director of the Company may place in any margin account, or pledge as collateral for any loan, any shares of Company Common Stock subject to restrictions under the Company’s Stock Ownership Guidelines.  In order for the Company to comply with its securities law disclosure requirements, and to ensure that margin accounts are structured in a manner to minimize inside trading concerns in the case of a margin call during a Blackout Period, it is important that the Company is aware of any Company Common Stock or derivative securities held in a margin account or pledged as collateral.  Any insider who wishes to place Company Common Stock or derivative securities in a margin account or pledge Company Common Stock or derivative securities as collateral for a loan should provide the Compliance Officer written notice of his or her intent to margin or pledge Company Common Stock, accompanied by a copy of the proposed documentation, at least two business days prior to the margin or pledge.

Open orders. Insiders should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade during a blackout period, which may result in inadvertent insider trading.

VI.	OTHER MATTERS
A.	Post-Termination Transactions

This Policy continues to apply to each officer, director, and employee even after his or her service has been terminated. If an officer, director or employee is aware of material non-public information when his or her service is terminated, he or she may not trade in the Company’s securities until that information has become public or is no longer material. The pre-clearance procedures for officers, directors, and designated employees, however, will cease to apply to transactions in Company securities upon the expiration of any Blackout Period or other event-specific trading restriction period that is applicable to an officer, director or designated employee at the time of his or her termination of service.

B.	Execution and Return of Certification of Compliance

At the request of the Compliance Officer, after reading this Policy, all officers, directors and employees should execute and return to the Company’s Compliance Officer the Certification of Compliance in the form provided from time to time.

Dated: February 18, 2025

Exhibit A

Pre-Clearance of Rule 10b5-1 Trading Plans

All contracts for the future purchase or sale of the Company's securities or that establish a plan for programmatic trades (commonly known as a Rule 10b5-1 trading plan) are subject to pre-approval by the Compliance Officer. The Compliance Officer may, on a case-by-case basis, authorize an insider to enter into a Rule 10b5-1 trading plan which may provide for purchases or sales of the Company's securities on a future date or dates, which may be during Blackout Periods, pursuant to the following procedures. Under the new rules, an insider may not have more than one Rule 10b5-1 trading plan effective at any time.

(1)	Compliance Officer Notification and Approval:

An officer, director or employee wishing to enter into a Rule 10b5-1 trading plan must notify the Compliance Officer in writing of the details of the contract or plan and provide a copy of such plan to the Compliance Officer.  In order for a contract or plan to be approved, the officer, director or employee must not have an outstanding Rule 10b5-1 trading plan and the proposed plan must meet the following criteria:

(a)	the contract or instructions to a third person must be binding upon the insider and be in writing;
(b)

the contract, instructions or plan must either: (i) expressly specify the amount, price and date; (ii) provide a written formula, algorithm or computer program for determining amounts, prices and dates, or (iii) designate a third person who will have sole power to determine how, when or whether a purchase or sale is consummated;

(c)	the insider may not have any authority to subsequently influence how, when or whether a purchase or sale is consummated; and
(d)	comply with all other requirements of Rule 10b5-1 under the 1934 Act.
(2)	Certification:

An officer, director or employee wishing to enter into a Rule 10b5-1 trading plan must certify within the contract or plan AND to the Compliance Officer, in writing, that at the time of entering into such contract or plan:  (i) he or she is not in possession of material non-public information concerning the Company; (ii) he or she adopted the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1; (iii) he or she has not entered into any other transaction that would have the effect of hedging the purchase or sale of the securities that are the subject of the contract or plan; and (iv) the proposed trade does not violate the trading restrictions of Section 16 of the 1934 Act or Rule 144 under the Securities Act of 1933, as amended.

(3)	Cooling-off Period:

An individual entering into a Rule 10b5-1 trading plan will not be able to rely on the affirmative defense of Rule 10b5-1 unless trading under the plan will not commence until the expiration of the applicable cooling-off period.

(i)	Directors and Officers:

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A director and officer may begin trading pursuant to such person’s Rule 10b5-1 trading plan after the later of (i) 90 days after adoption of the Rule 10b5-1 trading plan, or (ii) two business days following the Company’s filing of a Form 10-Q or 10-K.

(ii)	All Other Employees:

Employees, other than directors and officers, may begin trading pursuant to such person’s Rule 10b5-1 trading plan 30 days following the adoption of the Rule 10b5-1 trading plan.

(4)	Termination and Amendment:

Any amendment or early termination of any approved 10b5-1 trading plan must be submitted for authorization and pre-clearance by the Compliance Officer. Any termination of a Trading Plan by a director or officer of the Company will be disclosed in the Company’s next Form 10-Q or Form 10-K. Any amendment to the amount, price or timing of the purchase or sale of securities under a contract or plan is a termination of such contract or plan.

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